

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2019

Ian J. Webber
Chief Executive Officer
Global Ship Lease, Inc.
c/o Global Ship Lease Services Limited
25 Wilton Road
London SW1V 1LW
United Kingdom

> **Re: Global Ship Lease, Inc.**
> **Registration Statement on Form F-3**
> **Filed October 25, 2019**
> **File No. 333-234343**

Dear Mr. Webber:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Gary J. Wolfe, Esq.